Exhibit 14.1
EURODRY LTD.
CODE OF ETHICS & ANTI-BRIBERY POLICY

The Board of Directors of EuroDry Ltd. (the "Company") has adopted this Code of Ethics and Anti-Bribery Policy (the "Code") for all of the Company's employees, directors, officers, crew and agents ("Employees").

I. INTRODUCTION

Employees are expected to conduct company business in a legal and ethical manner.

Honest and Fair Dealing
Employees shall endeavor to deal honestly, ethically and fairly with the Company's customers, suppliers, competitors and other employees. No Employee, in conducting company business, shall; take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. Honest conduct is considered to be conduct that is free from fraud or deception. Ethical is considered to be conduct conforming to accepted professional standards of conduct.

Conflicts of Interest
A conflict of interest may occur when an Employee's private interests interfere, or appear to interfere, with the interests of the Company as a whole. While it is not possible to describe every situation in which a conflict of interest may arise, Employees shall not use or attempt to use their position with the Company to obtain improper personal benefits. Any Employee who becomes aware of a conflict of interest, or is concerned that such a conflict might develop, should immediately discuss the matter with the Audit Committee or legal counsel at the Company.

Bribery
The Company shall not use illegal payments, bribes, kickbacks or other questionable inducements to influence government decision making or any business transaction. The use of Company's funds or assets for any unlawful or improper purpose is prohibited. In the conduct of business, Employees shall avoid making payments that are or appear to be improper. Specifically, the Company prohibits bribery of or by any of its Employees and fosters a culture within the Company in which bribery is not acceptable.

Indirect bribery (bribery committed on the Company's behalf by third parties) is also caught by the Code. The Company will strive to deal only with reputable third parties and will do necessary due diligence on third parties where appropriate i.e., where circumstances may indicate a higher risk for bribery (for example, conducting business with a third party located in a jurisdiction with a reputation for bribery and corruption).

Compliance with Laws, Rules and Regulations
It is Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

Any Employee who is unsure whether a situation violates any applicable law, rule, regulation or Company policy should contact the Company's legal counsel.

Failure to comply with the Code may subject the Employees to criminal or civil penalties as well as to disciplinary action by the Company up to and including termination for cause.

Signing of Initial and Annual Acknowledgments of the Code
All Employees will be required to complete an acknowledgment indicating that they have read and understood the Code and that they agree to abide to its requirements.

II. CONFLICTS OF INTEREST AND CODE OF ETHICS

Corporate Opportunities
Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees shall not take for themselves personally opportunities that are discovered through the use of corporate, property, information or position.

Protection and Proper Use of Company Assets
The Company's assets shall only be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as ship's equipment, office equipment, telephones, personal computers, copy machines, etc.) and intangible assets (such as software, trade secrets and confidential information). Employees have a responsibility to protect the Company's assets from theft and loss and to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. If any Employee, becomes aware of theft, waste or misuse of the Company's assets he/she shall report this to his/her manager.

Confidentiality and Personal Data Privacy
It is important that Employees protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company's business, clients and suppliers. Confidential information includes such items as non-public information concerning the Company's business, financial results and prospects and potential corporate transactions. Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than for legitimate business purposes. The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public or proprietary information.

To ensure the confidentiality of any personal information collected on individuals and to comply with applicable data privacy laws, Employees in possession of non-public, personal information about the Company's customers, potential customers, or Employees, shall maintain the highest degree of confidentiality and shall not disclose any personal information unless an explicit authorization is obtained by the management of the Company.

Securities Trading
We are subject to a number of laws concerning the purchase of the Company's shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-pubic information relating to the Company or any other company, including a customer or a supplier that has a significant relationship with the Company.

Information is "material" when it is likely that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be "public" only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material non-public information, you should contact a manager and the advice of legal counsel may be sought.

Investment by Employees in the Company's securities is encouraged. In order to protect the Company and its Employees from liability that could result from a violation of legal requirements, the Company requires Employees to engage in purchases or sales of the Company's stock only during "Window Periods". Window Periods begin at the opening of trading on the second full trading day following the public release of quarterly or annual financial results and end on the last day of the third calendar month of the calendar quarter. No person may buy or sell the Company's securities, even during Window Periods, if such person is in possession of material, non-public information. At any time, the Board of Directors has authority to designate a "Blackout Period" over all trading in the Company's securities (even during a Window Period). A "Blackout Period" compels all trading in the securities affected to cease immediately for the period designated by the Board of Directors. A "Blackout Period" may be exercised over securities of companies with which the Company does or may do business or in which the Company invests or may invest. No one may disclose to any third party that a "Blackout Period" has been designated.

Failure to comply with the Company's securities trading policy may subject Employees or Employees' family members to criminal or civil penalties, as well as to disciplinary action by the Company up to and including termination for cause. Responsibility for complying with applicable laws as well as the Company's policy rests with Employees individually.

Disclosure
Employees are responsible for ensuring that the disclosure in the Company's periodic reports is full, fair, accurate, timely and understandable. In doing so, Employees shall take such action as is reasonably appropriate to (i) establish and to comply with disclosure controls and procedures and accounting and financial controls that are designed to ensure that material information relating to the Company is made known to them; (ii) confirm that the Company's periodic reports comply with applicable law, rules and regulations; and (iii) ensure that information contained in the Company's periodic reports fairly presents in all material respects the financial condition and results of operations of the Company.

Employees shall not knowingly (i) make, or permit or direct another person to make, materially false or misleading entries in the Company's, or any of its subsidiaries', financial statements or records; (ii) fail to correct materially false and misleading financial statements or records; (iii) sign, or permit another to sign, a document containing materially false and misleading information; or (iv) falsely respond, or fail to respond, to specify inquiries of the Company's independent auditor or legal counsel.

Electronic Communication
Electronic communications include all aspects of voice, video and data communications, such as voice mail, e-mail, fax and internet. Employees shall use electronic communications for business purposes and refrain from personal use. Among other things, Employees shall not participate in any online forum where the business of the Company or its customers or suppliers is discussed: this may give rise to a violation of the Company's confidentiality policy or subject the Company to legal action for defamation. The Company reserves the right to inspect all electronic communications involving the use of the Company's equipment, software, systems, or other facilities ("Systems") within the confines of applicable local law and Employees should not have an expectation of privacy when using Company Systems.

Corporate Communications
Only certain designated Employees may discuss the Company's matters with the news media, securities analysts and investors. All inquiries from regulatory authorities or government representatives shall be referred to the appropriate manager. Employees exposed to media contact when in the course of employment shall not comment on rumors or speculation regarding the Company's activities.

Health, Safety and Environmental Protection
The Company shall conduct its business in a manner designed to protect the health and safety of its Employees, its customers, the public, and the environment. The Company's policy is to operate its business and its vessels in accordance with all applicable health, safety and environmental laws and regulations so as to ensure the protection of the environment and the Company's personnel and property. Employees shall conduct themselves in a manner that is consistent with this policy. Any departure or suspected departure from this policy must be reported promptly.

III. ANTI-BRIBERY POLICY

Anti-Bribery Law
International anti-bribery law prohibits a person or company from both accepting bribes as well as bribing others to gain or retain a business advantage. There is also a specific prohibition relating to the bribing of government officials. Most anti-bribery laws are quite broad and are designed to prohibit any type of inducement intended to circumvent their terms.

A bribe of a government official can be broadly defined as a payment, offer, or promise of anything of value to any:

•	Foreign government official;

•	Foreign political party or party official;

•	Candidate for foreign political office;

•	Immediate family members of the foregoing or any person while knowing that a all or part of such payment will be passed on to any of the people described above;

For the purpose of:

•	Influencing an official act or decision of that person;

•	Inducing such person to do or omit to any act, in violation of his/her lawful duty;

•	Inducing such person to use his/her influence with a foreign government to affect or influence any government act; or

•	Securing any improper purpose;

In each case, to assist in obtaining or retaining business for or with, or directing any contract or business to, any person.

It is important to note that "anything of value" extends beyond cash and can include, for example, commissions, discounts, waivers, promotions, gifts, payment or reimbursement of travel or entertainment.

The Company's managed vessels operate worldwide and its Employees regularly and legitimately interact with government officials. Often Employees are required to communicate with government officials regarding licensing and other required government approvals, e.g. customs clearance, safety/environmental permits, etc.

In some countries, officials may request improper payment, gifts or other incentives to perform their duties in connection with or in furtherance of these communications. Employees are prohibited from making or providing any such improper payments to government officials. Compliance with international anti-bribery laws in these situations is paramount.

Facilitation payments are small payments made to government officials in accordance with publicly known or widely-followed local custom to expedite or secure performance of non discretionary, routine government action. The Company strongly discourages Employees from making facilitation payments in counties where the local law permits them. In counties where facilitation payments are prohibited the Company also prohibits them. For clarification as to whether a particular payment is a prohibited facilitation payment, please consult the Company's legal department.

Exceptions to Bribery Prohibitions
Relief from the prohibitions of various international anti-bribery laws is limited. If any Employee believes that his/her conduct would meet one of the exceptions discussed below, that Employee should contact immediately the Company's legal department before taking any action.

•	Routine, Government Payments
Most, if not all, governments require fees, taxes or payments for various government services. Payment of these fees is permissible and should occur in the ordinary course of dealing with a government. Be careful, however, to avoid making such payments to government officials in their individual capacity, or paying amounts in excess of the amount required by law.

•	Bona Fide Business Expenditures
Most anti-bribery laws permit payments to government officials that constitute bona fide, reasonable business expenditures. The expenditures must relate directly to the promotions, demonstration, or explanation of services or to the execution or performance of a contract with a foreign government or agency. Despite appearances, this exception to anti-bribery laws is not straightforward and, often the line between what is bona fide expenditure and what is improper inducement can become blurred. The analysis of such expenditure must focus on whether the expenditure in each situation is necessary and, if so, whether the payment is reasonable under the circumstances.

•	Local Law
Most anti-bribery laws do not prohibit payments that are lawful under the written laws and regulations of the government official's country. It is, however, rare that a country would officially permit payments or offers that are intended to cause that official to violate a lawful duty.

•	Gifts, Entertainment and Hospitality
Gifts, entertainment and hospitality include the receipt or offer of gifts, meals or tokens of appreciation and gratitude, or invitations to events, functions, or other social gatherings, in connection with matters related to the shipping business. These activities are acceptable provided that they fall within reasonable bounds of value, frequency, ethical conduct and have a transparent and legitimate business purpose.

However, if the value of the gift or entertainment becomes too large, it can affect, or be seen to affect, business judgment. It can also create expectations of special treatment. All gifts and entertainment given or received must be of a reasonable value and appropriate and proportionate to the business relationship in question.

Special attention should be given when providing gifts or entertainment to government officials, or if third parties are interacting with government officials on our behalf. If you are not sure whether a gift or entertainment is of a reasonable value or is permitted under the Code, you should discuss it with your manager or the Company's legal department.

Recognizing Red Flags
To assist Employees recognizing situations in which payments may be suspect or corrupt, we provide the following "red flags".

•	Unusual Payment Patterns or Financial Arrangements
Improper payments made to government officials or other third parties are frequently accompanied by unusual payment arrangements. Employees should use increased vigilance when asked, for example, to make payments in a bank account not located within the country where the services were rendered or the country where the recipient of funds is located. Be cautious when conducting business in a country with a reputation of corruption. A list of high risk jurisdictions can be found on the Transparency International website.

•	Unusually High Commissions
Commissions historically have been a vehicle through which bribes have been funneled to government officials or other third parties. Accordingly, a request to pay unusually high commissions, where the payment is not commensurate with the service being provided, is a warning sign of possible corruption. Be careful when a government official recommends hiring a consultant, and adequate diligence should be conducted on consultants generally to ensure the legitimate provision of services.

•	Lack of Transparency in Expenses and Accounting Records
A reluctance to share expense statements and accounting records of joint activity by a foreign business partner, vague descriptions or over-invoicing generally should serve as possible indicators of corrupt activity. The underlying business purpose of each payment should be clear. Pay particular attention that a reimbursement of an expense is a disguised payment to a government official or otherwise. Facilitation payments must not be made in countries where they are illegal.

Accounting & Record Keeping
It is the Company's policy that all financial transactions are recorded in a timely and accurate manner. Records reflect transactions in conformity with accepted accounting standards and are designed to prevent off-the-books transactions such as kickbacks and bribes.

The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

•	Transactions are executed in accordance with management's general or specific authorization;

•
Transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements and to maintain accountability for assets.

•	Access to assess is permitted only in accordance with management's general or specific authorization.

•	The recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Employees shall follow all applicable standards, principles and laws for accounting and financial reporting. No Employee shall establish an undisclosed or unrecorded account on behalf of the Company for any purpose. In addition, false or artificial entries are not to be made in the books and records of the Company for any reason.

IV. GENERAL TERMS

Procedures Regarding Waivers
Because of the importance of the matters involved in this Code, waivers will be granted only in limited circumstances and where such circumstances would support a waiver. Waivers of the Code may only be made by the Audit Committee and will be disclosed by the Company.

Internal Reporting
Employees shall take all appropriate action to stop any known misconduct by fellow Employees or other Company personnel that violate this Code. Employees shall report any known or suspected misconduct to the Chairman of the Audit Committee or the Company's outside legal counsel. The Company will not retaliate or allow retaliation for reports made in good faith.

Company's Corporate Complaints Procedure
As individuals who work on behalf of the Company, we all have a responsibility to help detect, prevent and report instances not only of bribery, but also of any other suspicious activity or wrongdoing. The senior management of the Company is absolutely committed to ensuring that all of us have a safe, reliable and confidential way of reporting any suspicious activity.

If you have a concern regarding a suspected instance of bribery, corruption, unethical conduct, etc., you may communicate the information to the Audit Committee or the Company's legal department, and seek their assistance.

In the event that such an incident is reported, the Company shall act as soon as possible to evaluate the situation. The Company has procedures for investigating fraud, misconduct and non-compliance issues and these will be followed in any investigation of this kind.

Employees individually are ultimately responsible for their compliance with applicable laws as well as the Code.

Every manager will also be responsible from administering the Code as it applies to Employees and operations within each manager's area of supervision.